NV

press release

07024829

Heineken to appeal against European Commission decision

Amsterdam, 1 June 2007 - Heineken N.V. announced today that it will file an appeal against the decision of the European Commission for an alleged infringement of European Union anti trust law between 1996 and 1999. The European Commission issued the decision on April 18, 2007 following a seven-year process that began in March 2000. Heineken received the full decision on April 25, 2007.

Having now studied the full decision in detail, it is clear that there remain significant differences of interpretation and disagreement on some of the company's arguments. In particular, Heineken acknowledged in its original defence that various meetings and contacts took place between the brewers, some of them nearly 12 years ago. The European Commission though failed to accept Heineken's assertion that these meetings did not constitute a cartel.

Heineken has in place a strong competition compliance policy across the entire business and has a comprehensive code of business conduct for all employees. Both processes are subject to annual review or audit, and compliance to competition law is recognised as being an important business principle.

Given that the issues relating to the European Commission decision are now part of a formal, legal process, Heineken will not comment further on its decision to appeal.

Editorial information:
Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the company owns over 115 breweries in more than 65 countries. With a Group beer volume of 132 million hectolitres Heineken ranks second in the world beer market in profitability. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2006, revenues amounted to € 12 billion and net profit (before exceptional items and amortisation of brands) amounted to € 930 million. Heineken employs over 57,500 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA NA and HEIO NA and on the Reuter Equities 2000 Service under HEIN.AS and HEIO.AS.
Additional information is available on Heineken's home page: http//www.heinekeninternational.com.

Press enquiries
Véronique Schyns
Tel: +31 (0)20 52 39 355
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 (0)20 52 39 590
investors@heineken.com

dlw 7/2

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